MAXEON SOLAR TECHNOLOGIES, LTD.
(Incorporated in the Republic of Singapore) (Company Registration Number: 201934268H) (the "Company")
NOTICE IS HEREBY GIVEN that the Annual General Meeting ("AGM") of the Company will be held by way of electronic means on Friday, 29 August 2025, at 9.00p.m. (Singapore time) to transact the following business:

ORDINARY BUSINESS
1.To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial period ended 31 December 2024 and the Auditor’s Report thereon.

2.To re-elect Dr. Teo Tong Kooi as a Director pursuant to Regulation 94 of the Constitution of the Company, following his appointment by the Directors, effective 1 June 2025, and who, being eligible, offers himself for re-election. (See Explanatory Note 1)
3.To approve Dr. Teo Tong Kooi's Directors' annual fees of US$254,000 to be paid pro rata on a quarterly basis, based on the Company’s Outside Director Compensation Policy. (See Explanatory Note 2)
SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without any amendments the following as Ordinary Resolutions, with or without modifications:

4.(a) To appoint (i) NLA DFK Assurance PAC ("NLA") as the statutory auditors of the Company in place of the retiring statutory auditor, Ernst & Young LLP ("EY"), to hold office until the conclusion of the next annual general meeting of the Company pursuant to section 205 of the Companies Act 1967 of Singapore; and (ii) Marcum Asia CPAs LLP ("Marcum Asia") as the auditor of the Company for other applicable reporting requirements under the relevant securities rules and regulations which the Company is subject to as a NASDAQ-listed company, and to authorize the Directors of the Company to fix their respective remuneration (the "Proposed Change of Auditors").

(b) The Directors and any one of them be and are hereby authorized and empowered to approve and complete and do all such acts and things (including to approve, modify, ratify, sign, seal, execute and deliver all such documents as may be required) as they or he may consider expedient, desirable, necessary or in the interests of the Company to give effect to the Proposed Change of Auditors.
(See Explanatory Note 3)

5.Authority to issue shares

THAT pursuant to Section 161 of the Companies Act 1967 of Singapore (the “Companies Act”), but subject otherwise to the provisions of the Companies Act and the Constitution of the Company: -

(a)Authority be and is hereby given to the Directors of the Company: -
(i)to allot and issue shares in the capital of the Company (“shares”) whether by way of rights, bonus or otherwise; and/or

(ii)to make or grant offers, agreements, options or other instruments (collectively, “Instruments”) that might or would require shares to be allotted and issued, including but not limited to the creation and issuance of (as well as adjustments to) securities, warrants, rights, units, purchase contracts, debentures or other instruments convertible into or exercisable for shares, at any time to and/or with such persons and upon such terms and conditions and for such purposes as the Directors may in their absolute discretion deem fit, and with such rights or restrictions as the Directors may think fit to impose and as are set forth in the Constitution of the Company;

(b)Allot and issue shares pursuant to any Instrument made or granted by the Directors while this Resolution was in force (notwithstanding the authority conferred by this Resolution may have ceased to be in force) including without limitation any allotment and issuance of shares pursuant to convertible instruments which are subsequently issued under any Instrument made by the Directors while this Resolution was in force; and

(c)Unless revoked or varied by the Company in general meeting, the authority conferred by this Resolution shall continue in force until (i) the conclusion of the next annual general meeting of the Company, or (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held, whichever is the earlier. (See Explanatory Note 4)

By Order of the Board

Name: George Guo Aiping Chief Executive Officer
31 July 2025

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Explanatory Notes:

1.Dr. Teo Tong Kooi serves as an independent director on Maxeon’s Board of Directors, as a member of its Audit Committee, Compensation Committee, Strategy and Transformation Committee, and Nominating and Corporate Governance Committee. Dr. Teo was appointed as a Director pursuant to Regulation 94 of the Constitution of the Company, effective on 1 June 2025. Upon re-election, Dr. Teo shall continue to serve as a Director of the Company and a member of the Audit Committee, Compensation Committee, Strategy and Transformation Committee, and Nominating and Corporate Governance Committee. Dr. Teo currently is an independent director of China Automotive Systems Inc. (NASDAQ: CAAS), and UOB KayHian Securities (M) Sdn Bhd. He has served as an independent non-executive director of Bank of America Malaysia. In the private equity sector, he was an Investment Committee Member of Isola Capital Ltd. in Hong Kong. Earlier in his career, he served as a Committee Member for SMEs on the Debt Restructuring Committee of Bank Negara Malaysia. Dr. Teo has held multiple senior leadership roles across Asia, including as Chief Executive Officer of DPS Advisory Company Ltd. in China, Group Managing Director of Guocoland China Ltd., and Chief Executive Officer of WCT Holdings Bhd for its China and Vietnam operations. He was also Chief Executive Officer of Hong Leong Asia Ltd. (SGX-listed), and Group Managing Director of Tasek Corporation Bhd (Bursa Malaysia-listed). His earlier banking experience includes roles at Hong Leong Bank Malaysia, Deutsche Bank Malaysia, and United Malayan Banking Corporation. Dr. Teo holds a Doctorate in Professional Studies in Management from New York’s Fordham University in collaboration with Peking University, a Master of Business Administration from Golden Gate University in San Francisco, and a Bachelor of Science in Marketing Management from the same institution.

2.Based on the Company’s Outside Director Compensation Policy, Dr. Teo's annual fees shall be paid on a quarterly basis in the form of US$94,000 in cash and US$160,000 in restricted stock units. The Company’s Outside Director Compensation Policy was adopted by Ordinary Resolution by the Company on 25 August 2020 and revised on 24 July 2024 and 1 June 2025.

3.The Ordinary Resolution 4 proposed in item 4 above, if passed, is to approve the proposed appointment of (a) NLA as the statutory auditors of the Company in place of the retiring auditors, EY, and (b) Marcum Asia as the auditors of the Company for other applicable reporting requirements, and to authorize the Directors to fix their respective remuneration. NLA is proposed to be appointed as the statutory auditor of the Company as registered with the Accounting and Corporate Regulatory Authority of Singapore for the financial year ended 31 December 2025 for preparing the Singapore financial statements, and Marcum Asia is proposed to be appointed as the Company's auditor to assist the Company with complying with applicable reporting requirements under the relevant securities rules and regulations to which the Company is subject as a NASDAQ-listed company.
The Company’s existing auditors, EY, have been the auditors of the Company since 14 October, 2020. EY was re-appointed as auditors at the last AGM of the Company held on 29 August 2024 to hold office until the conclusion of the AGM. EY has informed the Company that they will not be seeking re-appointment as auditors of the Company and will retire as the auditors of the Company at this AGM. The Company has, to date, no concerns with EY about their discharge of the audit responsibilities.

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In addition, as part of ongoing good corporate governance initiatives, the Directors are of the view that a change in auditors would enable the Company to benefit from fresh perspectives and further, as part of the Company’s ongoing efforts to enhance operating cost efficiencies.

The Company has on 29 July 2025 received letters of nomination from a shareholder, Tiffany See, nominating NLA as the statutory auditor in place of retiring auditor, EY and Marcum Asia as the auditor in respect of other applicable reporting requirements. Copies of the letters of nomination are available for inspection at the registered office address of the Company. The Board, having reviewed fee proposals from several audit firms and deliberated on the suitability of the respective audit firms, and in consultation with the Audit Committee, has recommended
(a)NLA to be appointed as the statutory auditors of the Company in accordance with the Companies Act 1967 of Singapore, and (b) Marcum Asia to be appointed as the auditors of the Company in respect of other applicable reporting requirements under the relevant securities rules and regulations to which the Company is subject as a NASDAQ-listed company.

Each of NLA and Marcum Asia had on 29 July 2025 and 25 July 2025 respectively given their written consents to act as the statutory and/or reporting auditors of the Company and its subsidiaries (as applicable), subject to approval from Shareholders for the Proposed Change of Auditors being obtained at the AGM. If approved, each of NLA and Marcum Asia will hold office until the conclusion of the next annual general meeting of the Company.

The Directors wish to express their appreciation for the services rendered by EY in the past.

4.The Ordinary Resolution 5 proposed in item 5 above is to authorize our Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares.

IMPORTANT: PLEASE READ THE NOTES ON THE FOLLOWING PAGES

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NOTES TO NOTICE OF AGM:

1.AGM to be held by electronic means:

The AGM is being convened and will be held by electronic means pursuant to Section 173J of the Companies Act. A shareholder will not be able to physically attend the AGM and may vote only by appointing the Chairman of the AGM as his/her/its proxy to vote on his/her/its behalf at the AGM. A shareholder may observe and/or listen to the AGM proceedings via live webcast and live audio feed, and may submit questions live or in advance of the AGM, as further discussed below. A shareholder can cast his/her/its votes only by submitting their proxy forms via the internet or by mail, as further discussed below.

2.General matters relating to the AGM:

Printed copies of this Notice and Audited Financial Statements for the financial period ended 31 December 2024 will not be sent to shareholders. Instead, they will be sent to shareholders by electronic means, to an email address notified by the shareholders to the Company and via publication on www.virtualshareholdermeeting.com/MAXN2025. If the Company is unable to send such documents via electronic means to a shareholder, printed copies of such documents will be sent to such shareholder in accordance with the Constitution of the Company. Printed copies of the proxy card will be sent to shareholders.

The Company is arranging for a live webcast and live audio feed of the AGM proceedings (the "Live AGM Webcast" or the "Live AGM Audio Feed") which will take place on Friday, 29 August 2025 at 9:00 p.m. (Singapore time) in place of a physical AGM. Shareholders will be able to watch and/or listen to the AGM proceedings through the Live AGM Webcast or the Live Audio Feed, and the Company will not accept any physical attendance by shareholders. Any shareholder seeking to attend the AGM physically in person will be turned away.

Shareholders will be able to participate in the AGM in the following manner set out in the paragraphs below.

(a)Live AGM Webcast and Live AGM Audio Feed:

Shareholders may watch or listen to the AGM proceedings through the Live AGM Webcast or the Live AGM Audio Feed. To do so, shareholders will need a 16-digit control number included in their Notice of Internet Availability, proxy card, or voting instruction form. The AGM will begin promptly at 9.00 p.m. (Singapore time) on 29 August, 2025. Shareholders are encouraged to access the virtual meeting website prior to the start time. Online check-in will begin at 9.00p.m. (Singapore time), and shareholders should allow ample time to ensure their ability to access the meeting.

Shareholders must not forward the link to the AGM to other persons who are not shareholders of the Company and who are not entitled to attend the AGM. This is also to avoid any technical disruptions or overload to the Live AGM Webcast and the Live AGM Audio Feed.

(b)Submission of Proxy Forms to Vote:

Shareholders will not be able to vote during the Live AGM Webcast or the Live AGM Audio Feed on the resolutions to be tabled for approval at the AGM. Shareholders who wish to exercise their votes must submit a proxy form to appoint the Chairman of the AGM to cast votes on their behalf.

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Shareholders (whether individual or corporate) appointing the Chairman of the AGM as proxy must give specific instructions as to his manner of voting, or abstentions from voting, in the proxy form, failing which the appointment will be treated as invalid.

Shareholders may submit their proxy forms through the following means: (a) via internet before the meeting at www.proxyvote.com up until 9.00p.m. on 26 August 2025 (Singapore time); or (b) by mail by marking, signing and dating the proxy card and returning it in the postage-paid envelope provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 and delivered by 9.00p.m. on 26 August 2025 (Singapore time).

Shareholders who wish to revoke their proxy forms must do so: (a) via internet before the meeting at www.proxyvote.com; or (b) by mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, in each case, by 9.00p.m. on 28 August 2025 (Singapore time)

(c)Submission of Questions:

Shareholders may submit questions live during the Live AGM Webcast or the Live AGM Audio Feed via the text in the “ask a question” box. Shareholders may submit questions prior to the AGM via this link: https://corp.maxeon.com/contact-ir until 8:00p.m. (Singapore time) on 29 August 2025 (Singapore time). The Company will endeavor to address the substantial and relevant questions before or at the AGM.

(d)Eligibility to Vote at AGM:

Only those Beneficial Shareholders recorded in the records of the relevant securities depository on 26 August 2025 are eligible to vote. "Beneficial Shareholders" are persons or entities holding their interests in the Company's shares as, or through, a participant in the Depository Trust Company, or DTC, in book entry form at a broker, dealer, securities depository or other intermediary and who are reflected in the books of such intermediary; also commonly referred to in the United States as "street name holders".

3.Personal Data Privacy:

By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the AGM and/or any adjournment thereof, a member of the Company (a) consents to the collection, use and disclosure of the member’s personal data, such as but not limited to name, date of birth and address (postal and electronic address) of the member as well as number of shares held by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for the AGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the AGM (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, rules, regulations and/or guidelines (collectively, the "Purposes"), (b) warrants that where the member discloses the personal data of the member’s proxy(ies) and/ or representative(s) to the Company (or its agents or service providers), the member has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy(ies) and/or representative(s) for the Purposes.

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